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                                                                   EXHIBIT 28.2

[PMFI LETTERHEAD]




FOR IMMEDIATE RELEASE


                                                 DATE:  July 16, 1997
                                                 CONTACT:  Rick L. Brown, CFO
                                                   at (319) 366-1851

                       PERPETUAL MIDWEST FINANCIAL, INC





CEDAR RAPIDS, IOWA ----


Perpetual Midwest Financial, Inc., parent company of Perpetual Savings Bank, FSB, announced that the Corporation will pay a cash dividend of $0.075 (seven and one-half cents) per shares of outstanding common stock. The dividend will be payable on August 12, 1997 to shareholders of record on July 31, 1997.

Perpetual Savings Bank, FSB serves Linn and Johnson countries through its four full service offices in Cedar Rapids and on officer located in Iowa City, Iowa.

The Corporation's stock is traded on the NASDAQ National Market under the symbol "PMFI".